Mascota Resources Corp.

PO Box 64, Calle Caolumbia 1014

Colonia 5 de Diciembre

Puerto Vallarta, Cp48351

Jalisco, Mexico

September 10, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  James Lopez

Re:	Mascota Resources Corp.
Registration Statement on Form S-1
Filed July 31, 2013
File No. 333-190265

Dear Mr. Lopez:

I write on behalf of Mascota Resources Corp., (the “Company”) in response to Staff’s letter of August 27, 2013, by John Reynolds,  Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed July 31, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1.

SINCE YOU APPEAR TO QUALIFY AS AN “EMERGING GROWTH COMPANY,” AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT, PLEASE:

•

DISCLOSE THAT YOU ARE AN EMERGING GROWTH COMPANY;

•

DESCRIBE HOW AND WHEN A COMPANY MAY LOSE EMERGING GROWTH COMPANY STATUS;

•

BRIEFLY DESCRIBE THE VARIOUS EXEMPTIONS THAT ARE AVAILABLE TO YOU, SUCH AS EXEMPTIONS FROM SECTION 404(B) OF THE SARBANES-OXLEY ACT OF 2002 AND SECTION 14A(A) AND (B) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

•

STATE YOUR ELECTION UNDER SECTION 107(B) OF THE JOBS ACT:

•

IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B), INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR

•

IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION 102(B)(1), PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

•

IN ADDITION, CONSIDER DESCRIBING THE EXTENT TO WHICH ANY OF THESE EXEMPTIONS ARE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

In response to this comment, the Company added new disclosures under the heading “Emerging Growth Company Status” beginning on Page 10 immediately prior to the Risk Factors section.

2.

PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

The Company does not plan to distribute any written communications to potential investors other than the Prospectus portion of the Registration Statement following the effectiveness of the Registration Statement. The Company does not plan to publish or distribute any research reports in connection with the Offering or otherwise at this time.

3.

PLEASE REVISE YOUR USE OF “EXPLORATION STAGE” AND “PHASE 1” THROUGHOUT YOUR PROSPECTUS TO CLARIFY IN QUALITATIVE AND QUANTITATIVE TERMS THE EXTENT TO WHICH ADDITIONAL PHASES AND EXPENSES MAY BE NECESSARY BEFORE OBTAINING THE RIGHTS TO URANIUM THAT COULD BE ECONOMICALLY EXTRACTED. IN THIS REGARD, IT IS UNCLEAR IF YOU BELIEVE $155,000 IS SUFFICIENT TO FUND YOUR OPERATIONS INTO THE DEVELOPMENT STAGE OR IF YOU PLAN TO OBTAIN AN ECONOMIC FEASIBILITY STUDY OR DECLARE RESERVES BEFORE GOING TO PRODUCTION. PLEASE REVISE ACCORDINGLY.

In response to this comment, the Company has added the following additional disclosures on Page 7:

“Our currently planed exploration budget requires the expenditure of $15,000 in the early summer of 2014, plus the expenditure of an additional $140,000 in the early summer of 2015 if recommended by our consulting geologist. Further exploration activities beyond our currently planned exploration programs will be dependent upon a number of factors, including our consulting geologist’s recommendations based upon the exploration program results, and our available funds. In order to prove or disprove the economic viability of our mineral claim our mineral exploration costs plus our operating costs could amount to many millions of dollars.

We currently do not have any firm arrangements for financing in addition to the financing contemplated by this prospectus. We may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for uranium and the costs of exploring for or commercial production of this material.”

The Company has also added the following additional disclosures on Page 29:

“The total estimated cost of the proposed Phase I program is $15,000.  In the event that our geological consultant recommends a further exploration programs and if approved by our management, we shall embark upon a Phase II mineral exploration program. The estimated cost of this Phase II exploration program is $140,000.

Once proven, possible and implied reserves are calculated and tabulated, if warranted, an economic feasibility study would be undertaken prior to making any production decisions. We could expend many millions of dollars on exploration activities prior to determining if a feasibility study is warranted or not.”

COVER PAGE

4.

WE NOTE THE STATEMENT THAT IF LESS THAN THE MAXIMUM PROCEEDS ($14,250) ARE AVAILABLE TO YOU, YOUR PLANNED EXPLORATION AND PROSPECTS COULD BE ADVERSELY AFFECTED. THIS STATEMENT SUGGESTS THAT THE MAXIMUM PROCEEDS WOULD BE SUFFICIENT FOR YOUR EXPLORATION AND PROSPECTS. AS THE MAXIMUM AMOUNT WOULD BE INSUFFICIENT FOR YOU TO “EFFECTUATE [YOUR] BUSINESS PLAN” (AS DISCLOSED ON PAGE 11) OR EVEN COMPLETE THE FIRST PHASE OF YOUR EXPLORATION PROGRAM (AS DISCLOSED ON PAGE 15), PLEASE DELETE THIS STATEMENT AND REVISE TO CLARIFY THE EXTENT TO WHICH THE MAXIMUM PROCEEDS WOULD BE INSUFFICIENT TO FUND YOUR EXPLORATION ACTIVITIES. FOR EXAMPLE, IT IS UNCLEAR IF YOU BELIEVE A MINING COMPANY LIKE YOURS CAN REACH DEVELOPMENT OR PRODUCTION STAGES WITHOUT INCURRING LESS THAN SEVERAL MILLION DOLLARS OF FUNDING. IN THIS REGARD, PLEASE REVISE THE THIRD RISK FACTOR ON PAGE 5 AND MD&A CONSISTENT WITH YOUR RESPONSE.

In response to this comment, the Company has clarified the disclosure under “The Offering will be Sold by Our Officer and Director” to add the following:

“On June 4, 2013 our sole officer and director loaned the Company $10,000. As of June 4, 2013 our sole officer and director has loaned the Company a total of $53,500. Our sole officer and Director, Ms. Ponce, has committed to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis.  This commitment is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount.

Upon completion of this offering, we shall have raised and borrowed enough money to effectuate our business plan.”

Also the title and first paragraph of the first Risk Factor has been modified to read as follows:

“If we do not obtain additional financing, including the financing sought in this offering, our business may be adversely Affected.

We have not yet commenced active operations and have not generated any revenue to date. Our business plan calls for expenses related to the continued exploration of our Mineral Claim and basic operating costs. Our cash requirements over the current fiscal year are expected to be approximately $23,000, consisting of approximately $15,000 for planned mineral exploration costs and $8,000 for professional fees. As of May 31, 2013, we had cash on hand in the amount of $2,625 and working capital in the amount of $3,825. On June 4, 2013 our sole director and officer loaned us $10,000.As of June 4, 2013 our sole officer and director has loaned the Company a total of $53,500. Our sole officer and Director, Ms. Ponce, has committed to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis. This commitment is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount. Accordingly, our business would be adversely affected if we are unable to successfully complete this Offering at or near the maximum offering amount.”

5.

PLEASE REVISE THE TABLE ON THE COVER PAGE TO INCLUDE A ROW THAT REFLECTS THE MINIMUM AMOUNT SOLD, AND ENSURE THAT THE NARRATIVE DISCLOSURE CLARIFIES THAT THERE IS NO ASSURANCE YOU WILL SELL ANY OF THE SHARES.

In response to this comment, the Company has modified the table on the first page of the Prospectus to reflect that there is no minimum offering and to state that “There is no assurance that any of the common stock offered to the public by way of this Prospectus will be sold.”

SUMMARY, PAGE 1

THE COMPANY, PAGE 1

6.

PLEASE REVISE HERE AND IN THE LIQUIDITY AND CAPITAL RESOURCES SECTION TO QUANTIFY THE TOTAL AMOUNT OWED TO MS. PONCE.

In response to this comment, the Company has included a complete summary of the amounts owed to Ms. Ponce in “The Company” section of the Summary beginning on Page 7, as well as in the “Liquidity and Capital Resources” section beginning on Page 46.

7.

PLEASE REVISE YOUR DISCLOSURE TO EXPLAIN THE STATEMENT THAT “[F]OR PURPOSES OF THIS PROSPECTUS THE CANADIAN DOLLAR AND THE UNITED STATES DOLLAR ARE CONSIDERED TO BE AT PAR VALUE.”

In response to this comment, the Company has added the additional explanation to the “Summary” on Page 8: “Exploration costs are billed to us in Canadian dollars, but we will pay those costs in U.S. dollars.  The value of Canadian dollars when converted into U.S. currency fluctuates.  All dollar amounts provided in this prospectus are stated or quantified in U.S. currency.  The dollar amounts provided in this prospectus assume that the Canadian dollar and the US dollar are of equal value, hence the conversion value of $1.00 U.S. dollar is equivalent to $1.00 in Canadian dollars.

8.

PLEASE REVISE YOUR SUMMARY TO BRIEFLY DISCLOSE THE APPROXIMATE AMOUNT OF FUNDS NECESSARY TO (1) SUBSTANTIALLY COMPLETE YOUR EXPLORATION ACTIVITIES AND (2) COMMENCE PRODUCTION. IN ADDITION, PLEASE DISCLOSE YOUR INTENTION TO REPAY RELATED PARTY LOANS AND MAKE OTHER PAYMENTS TO RELATED PARTIES, IF ANY, WITH THE OFFERING PROCEEDS.

In response to this comment, the Company has expanded its disclosures on these subjects in the Summary to read as follows:

“Our currently planed exploration budget requires the expenditure of $15,000 in the early summer of 2014, plus the expenditure of an additional $140,000 in the early summer of 2015 if recommended by our consulting geologist. Further exploration activities beyond our currently planned exploration programs will be dependent upon a number of factors, including our consulting geologist’s recommendations based upon the exploration program results, and our available funds. In order to prove or disprove the economic viability of our mineral claim our mineral exploration costs plus our operating costs could amount to many millions of dollars.

We currently do not have any firm arrangements for financing in addition to the financing contemplated by this prospectus. We may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for uranium and the costs of exploring for or commercial production of this material.

There are no arrangements to repay related party loans or other financial arrangements made to related parties.”

RISK FACTORS, PAGE 3

9.

PLEASE REVISE TO DELETE THE SECOND AND THIRD SENTENCES OF THE INTRODUCTORY PARAGRAPH IN WHICH YOU STATE THAT THE RISKS AND UNCERTAINTIES DESCRIBED ARE NOT THE ONLY ONES THAT IMPACT YOUR OPERATIONS AND BUSINESS, AND THAT ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO YOU, OR THAT YOU CURRENTLY CONSIDER IMMATERIAL, MAY ALSO IMPAIR YOUR BUSINESS OR OPERATIONS. ALL MATERIAL RISKS SHOULD BE DESCRIBED IN YOUR DISCLOSURE. IF RISKS ARE NOT DEEMED MATERIAL, YOU SHOULD NOT REFERENCE THEM.

In response to this comment, the Company has deleted these sentences from the introductory paragraph to the Risk Factors section.

USE OF PROCEEDS, PAGE 9

10.

PLEASE REVISE TO EXPLAIN THE DECREASING AMOUNT OF MINERAL EXPLORATION COSTS IN THE SECOND TABLE IN THE EVENT THAT LESS THAN THE MAXIMUM NUMBER OF SHARES IS SOLD, GIVEN THE STATEMENT IN FOOTNOTE 1 THAT THE WORK PROGRAM CANNOT BE SCALED BACK.

In response to this comment, the Company has revised the second table (showing use of proceeds in the event of less than the maximum offering) to reflect use of all of the proceeds received for mineral exploration.  Also, the explanatory section below the second table has been revised to read as follows:

“Phase 1 of our business plan calls for a work program on our Mineral Claim which cannot be scaled back. Were full funding in the form of Offering proceeds and/or other funds not available at the time of the commencement of Phase I, the recommended work program would be deferred until such time as cash on hand were available.  The table above reflects the intended use of proceeds in the event that the total funds available to us were sufficient to complete Phase I. These figures reflect the intended use of offering proceeds.

The legal and accounting costs of this Offering will be paid from cash on hand and/or through additional infusions of debt capital on an as-needed basis from our sole officer and director, Ms. Ponce. Ms. Ponce has committed to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis.  This commitment is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount.”

11.

PLEASE REVISE HERE AND ELSEWHERE AS APPROPRIATE TO STATE THERE IS NO ASSURANCE YOU WILL BE ABLE TO RAISE ADDITIONAL FUNDS AND CLARIFY, IF TRUE, THAT MS. PONCE IS UNDER NO CONTRACTUAL OBLIGATION TO MAKE ADDITIONAL INVESTMENTS OR OTHERWISE ADVANCE FUNDS IN SUPPORT OF YOUR BUSINESS.

In response to this comment, the Company has added the following disclosure to the explanatory section below the second section:

“We currently do not have any firm arrangements for financing in addition to the financing contemplated by this prospectus. We may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for uranium and the costs of exploring for or commercial production of this material.”

Also, the following disclosure regarding Ms. Ponce’s commitment to advance funds has been added where appropriate:

“Ms. Ponce has committed to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis.  This commitment is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount.”

DETERMINATION OF OFFERING PRICE, PAGE 10

12.

PLEASE DISCLOSE THE AMOUNT PAID BY MS. PONCE FOR HER SHARES AND DISCUSS WHETHER (AND IF SO, HOW) YOU CONSIDERED THIS TRANSACTION IN DETERMINING YOUR OFFERING PRICE.

In response to this comment, the Company has included a disclosure on the price paid by Ms. Ponce and has added an explanation that the Offering price is equal to the price paid by Ms. Ponce.

DILUTION, PAGE 10

13.

PLEASE ADDRESS THE FOLLOWING RELATED TO THE DILUTION DISCLOSURES:

•

REVISE TO INCLUDE THE REQUIRED DISCLOSURES OF ITEM 506(B) AND (C) OF REGULATION S-K;

•

REVISE TO ADDRESS THE INCONSISTENCY IN THE AMOUNTS YOU HAVE DISCLOSED AS THE NET TANGIBLE BOOK VALUE PER SHARE AFTER GIVING EFFECT TO THE NET PROCEEDS FROM THIS OFFERING; AND

•

TELL US HOW YOU ARRIVED AT THE IMMEDIATE INCREASE IN NET TANGIBLE BOOK VALUE FOR EXISTING STOCKHOLDERS FROM ($.0016) PER SHARE TO ($0.0012) PER SHARE.

PLEASE REVISE THE TABLE TO ALSO ADDRESS THE AMOUNTS ASSUMING YOU SELL 25%, 50% AND 75% OF THE MAXIMUM OFFERING.

In response to this comment, the Company has added this information, with clarifications, to the Dilution section in tabular format.  Tables for 100%, 75%, 50%, and 25% of the Offering are now included.

DESCRIPTION OF BUSINESS, PAGE 15

PRINCIPAL PLACE OF BUSINESS, PAGE 15

14.

WE NOTE THE COMPANY’S PRINCIPAL BUSINESS ADDRESS IS IN MEXICO. PLEASE ADD DISCLOSURE TO EXPLAIN HOW THE COMPANY’S OFFICER WILL CONDUCT THE COMPANY’S BUSINESS IN CANADA. IN THIS REGARD, PLEASE REVISE TO ADDRESS (1) GENERALLY MS. PONCE’S CONNECTION TO THE COMPANY’S CONSULTANT AND THE LOCATION OF THE MINING CLAIM AND (2) THE EXTENT TO WHICH THE CONSULTANT PLANS TO CONTINUE PLAYING A KEY ROLE IN YOUR OPERATIONS AND WHETHER OR NOT MS. PONCE OR THE CONSULTANT PLAN TO EVER VISIT THE CLAIM.

In response to this comment, the Company has added the following additional disclosures to the Principal Place of Business section:

“For approximately a year and a half after our formation, we reviewed a number mineral exploration opportunities which were presented to us by geologists and/or their affiliates and consequently acquired the Athabasca Basin mineral claim.

Our geological consulting firm is well experienced in the mineral exploration business and can either provide all of the gological services which we will require or they shall sub-contract these service out. We have a written agreement with our consulting geologist’s firm that requires them to review all of the results from the exploration work performed upon our mineral claim ,to make recommendations based upon those results, and to conduct any exploration programs on the mineral claim that we may require. The principal of our geological consulting firm will be in charge of our exploration programs and shall visit the property in order to conduct our Phase I exporation project which is expected to commence in the early summer of 2014.

In addition, we have a verbal agreement with our accountants to perform requested financial accounting services, a written agreement with our outside auditors to perform auditing functions, and a written agreement with a services firm to provide administrative services to our company.”

15.

PLEASE REVISE TO SUMMARIZE THE CONSULTANT’S RECOMMENDATIONS FOR CONDUCTING EXPLORATION AND HOW THE COMPANY PLANS TO CARRY OUT THOSE ACTIVITIES. ADDITIONALLY, STATE WHERE THE COMPANY PLANS TO ACQUIRE THE RESOURCES, EMPLOYEES AND OTHER INPUTS NECESSARY TO CONDUCT EXPLORATION THROUGH THE END OF PHASES I AND II AND ANY OTHER PHASE NECESSARY TO COMMENCE DEVELOPMENT. FOR EXAMPLE, IT IS UNCLEAR WHAT TYPES OF SAMPLE TESTING YOU PLAN TO HAVE DONE OR WHO WOULD EVALUATE THE ADVISABILITY OF MOVING TO PHASE II BASED ON THE RESULTS.

In response to this comment, the Company has added the following additional explanations beginning on Page 28:

“We intend to conduct the first phase of our exploration program commencing in the early summer of 2014. Upon the completion of the first phase and any additional exploration phase, we intend to request that our geological consultant reviews the results of each exploration program and report back to us with recommendations, if any, with regard to further exploration programs. Each exploration phase of our exploration program will be dependent upon a number of factors such as our geological consultant’s recommendations and our available funds.  We currently plan to have our consulting geologist, Carl von Einsiedel, and his firm, Ram Explorations, perform Phase I of our exploration program.  Ram Explorations is in the business of doing geological explorations and has capable staff on-board, or available through sub-contracting.”

16.

REVISE TO CLARIFY WHAT YOU MEAN BY “BOULDER PROSPECTING,” “THE CHARACTERISTIC ILLITE ALTERATION” AND “GEOCHEMICAL ANALYSIS.” WITH A VIEW TO CLARIFYING DISCLOSURE, PLEASE ADVISE IF YOUR SOLE OFFICER/DIRECTOR IS RELYING ON OTHER PERSONS TO DESCRIBE THE COMPANY’S BUSINESS GIVEN HER INEXPERIENCE IN MINING EXPLORATION.

In response to this comment, the Company has clarified the “boulder prospecting” and “Illite alteration” references to refer instead to “prospecting to determine if samples of the Athabasca sandstone exposed on the ground exhibit alterations typical of those associated with known uranium deposits in the Athabasca Basin.”  Also, the following additional explanation has been added:

“The initial prospecting will be collecting and assaying "grab samples". This is a process whereby the prospector (in our case Carl von Einsiedel, P Geol and owner of Ram Explorations Ltd.) will reconnoiter the property, making maps of areas of interest taking samples and recording each sample on his sketched map. He will chip away at sandstone outcroppings with his geological hand pick and visually analyze samples through a magnifying eyepiece looking for alterations in the sandstone typical of those associated with known uranium deposits in the Athabasca Basin. This type alteration is known as the “Illite” alteration. He will take the best 50 or so samples and send them to an assay laboratory for geochemical analysis to determine the extent of Illite alteration, if any, in each of the samples.”

With regard to descriptions of geology and the technical aspects of mineral exploration, the Company is relying on the reports and recommendations of its consulting geologist.

17.

REVISE TO ADDRESS THE EXTENT TO WHICH YOUR CLAIM IS SUBJECT TO A TIME LIMIT OR FEES REQUIRED TO BE PAID BY YOU OR THIRD PARTIES.

In response to this comment, the Company has added the following additional disclosure on Page 29:

“Our claim will remain in good standing until after the commencement of our Phase I exploration program in 2014. The expenditure of $15,000 on that program shall extend the good standing date by one year. The minimum amount of exploration expenditure required to keep the mineral claim in good standing is $15,000 per year for the first eight years. Amounts expended over $15,000 per year in the first eight years shall count as a credit for expenditures required in subsequent years.”

18.

PLEASE DISCLOSE THE SPECIFIC PERMITS REQUIRED TO EXPLORE OR MINE ON YOUR PROPERTIES AND THE STATUS OF OBTAINING SUCH PERMITS.

In response to this comment, the Company has added the following additional disclosure on Page 29:

“Our proposed Phase I and Phase II exploration programs will cause minimal ground disruption and consequently shall not require exploration permits.

In order to carry out and exploration program within the Province of Saskatchewan where there is substantial ground disruption such as in line cutting, trenching, drilling, tunneling, and surface or underground bulk sampling, a provincial permit is required. A period of two to three months should be allowed between filing an application and the granting of a permit.”

19.

PLEASE REVISE TO CLARIFY THE ONE REFERENCE TO GOLD OR OTHER MINERALS GIVEN THE NUMEROUS REFERENCES TO URANIUM.

In response to this comment, the Company has removed the reference to “gold or other minerals.”

20.

PLEASE DISCLOSE THE INFORMATION REQUIRED UNDER PARAGRAPH (B) OF INDUSTRY GUIDE 7 FOR ALL MATERIAL PROPERTIES, INCLUDING THE SOURCE OF POWER AND WATER FOR YOUR PROPERTY AND A DESCRIPTION OF ANY INFRASTRUCTURE LOCATED ON YOUR PROPERTY.

In response to this comment, the Company has added the following additional disclosures regarding power and other infrastructure under the “Location and Means of Access to our Mineral Claim” section on Page 30:

“The nearest electrical power transmission line terminates at the community of Points North, 24 miles to the south, hence during the exploration phase, any electrical power required on the property would be supplied from a portable engine driven electrical generator. Water can be supplied from any of the numerous lakes on the mineral claim. There is no infrastructure of any kind on the property.”

21.

WE NOTE YOUR DISCLOSURE IN THIS SECTION, REFERRING TO SPECIFIC MINES AND OTHER SPECIFIC MINERAL PROPERTIES THAT EXIST IN THE PROXIMITY OF YOUR PROPERTY. PLEASE REMOVE INFORMATION ABOUT ANY SPECIFIC MINES, PROSPECTS, ADJACENT OR ANALOGOUS PROPERTIES, DEPOSITS, OCCURRENCES, OR EXPLORATION ACTIVITIES BY OTHER COMPANIES OPERATING IN OR NEAR YOUR PROPERTIES AND INSTEAD FOCUS THE DISCLOSURE SOLELY ON YOUR COMPANY’S PROPERTY.

In response to this comment, the Company has removed references to adjoining and nearby claims from Page 33.

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 26

OPERATING BUDGET FOR THE CALENDAR YEAR BEGINNING JUNE 1, 2013, PAGE 26

22.

PLEASE REVISE TO RECONCILE THE AMOUNTS SHOWN IN THE TABLE WITH THE AMOUNTS SHOWN IN THE USE OF PROCEEDS SECTION TABLES ON PAGE 9.

In response to this comment, the Company has adjusted certain figures in the budget table.

23.

PLEASE REVISE TO DISCUSS THE COMPONENTS OF EACH PHASE OF YOUR PLAN WITH GREATER SPECIFICITY, INCLUDING WHO WILL CONDUCT THE WORK AND HOW YOU CALCULATED THE COST. YOUR REVISED DISCLOSURE SHOULD FURTHER CLARIFY THE TIMEFRAME AND SIGNIFICANT ACTIVITIES AND COSTS ASSOCIATED WITH THE NECESSARY STEPS PRECEDING PHASE I. FOR EXAMPLE, IT IS UNCLEAR WHEN AND HOW YOU WILL RAISE SUFFICIENT CAPITAL FOR PHASE I IF YOUR SOLE OFFICER/DIRECTOR DEVOTES JUST 5 - 10 HOURS PER WEEK TO YOUR BUSINESS. IN ADDITION, IT IS UNCLEAR WHAT EXPERIENCE, IF ANY, YOUR SOLE OFFICER/DIRECTOR HAS WITH MINING COMPANIES OR RAISING FUNDS FOR START-UP ENTITIES THAT HAVE LITTLE OR NO EMPLOYEES, ASSETS OR REVENUES. PLEASE ALSO REVISE RISK FACTORS CONSISTENT WITH YOUR REVISED DISCLOSURE HERE.

In response to this comment, the Company has added the following additional disclosures under “Management Discussion and Analysis” on Page 45:

“Our geological consulting firm is well experienced in the mineral exploration business and provided us with the expected costs of the Phase I and Phase II exploration programs. They can either provide all of the geological services which we will require or sub-contract out these services to others. We have a written agreement with our consulting geologist’s firm that requires them to review all of the results from the exploration work performed upon our mineral claim ,to make recommendations based upon those results, and to conduct any exploration programs on the mineral claim that we may require. The principal of our geological consulting firm will be in charge of our exploration programs and shall visit the property in order to conduct our Phase I exporation project which is expected to commence in the early summer of 2014.

If this maximum offering is subscribed, we will have sufficient funds available to complete Phase I of our exploration program.

As our sole officer and director devotes only 5 to 10 hours per week to our business, we rely on outside contractors to assist us in the operation of our business. These arrangements are either verbal or contractual.”

Also, the explanatory paragraphs under the budget table were revised to read as follows:

“As of May 31, 2013, we had $2,625 in cash, $2,000 in prepaid expenses and $3,825 in working capital. On June 4, 2013, our sole officer and director loaned us $10,000. As of June 4, 2013 our sole officer and director has loaned the Company a total of $53,500. Our sole officer and Director, Ms. Ponce, has committed to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis. This commitment is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount.

Our ability to conduct further mineral exploration and to fund the budget set forth above will therefore depend upon raising funds through the current offering and borrowing further funds from Ms. Ponce, as required. If the maximum offering is sold, we should have sufficient cash, to fund our budget through the end of the second quarter of our fiscal year beginning December 1, 2013. If substantially less than the maximum offering is sold, however, our ability to meet our budget and to implement our business plan will be impaired.”

Also, the fifth Risk Factor beginning on Page 12 has been expanded to include a reference to Ms. Ponce’s lack of experience dealing with such matters as “the ongoing funding of our company.”

LIQUIDITY AND CAPITAL RESOURCES, PAGE 27

24.

PLEASE REVISE THE REFERENCE TO HAVING SUFFICIENT CASH TO FUND YOUR BUDGET THROUGH THE NEXT CALENDAR YEAR COMMENCING JUNE 1, 2013 GIVEN THE DIFFERENCE BETWEEN $25,000 (THE AMOUNT YOU STATE YOU NEED) AND THE AMOUNT OF THE OFFERING AND CASH ON HAND.

In response to this comment, the Company has revised the paragraph preceding this reference (on Page 48) to read as follows:

“As outlined above, we expect to spend approximately $25,000 toward the initial implementation of our business plan over the course of the next calendar year commencing June 1, 2013.   We had working capital of $3,825 as of May 31, 2013. On June 4, 2013 our sole officer and director loaned the Company $10,000. If 100% of this offering is sold we expect to receive $14,250, all of which will be expended on Phase I of our exploration program. The success of our business plan therefore depends on raising funds through the current offering and further borrowings from Ms. Ponce, as required.”

DIRECTOR AND EXECUTIVE OFFICER, PAGE 28

25.

PLEASE REVISE TO DESCRIBE THE BUSINESS EXPERIENCE OF MARIA PONCE FOR THE PAST FIVE YEARS INCLUDING THE NAME AND PRINCIPAL BUSINESS OF ANY ENTITY WITH WHICH SHE WAS EMPLOYED, AND CLARIFY YOUR DISCLOSURE BY ADDING DATES OR THE DURATION OF EMPLOYMENT. REFER TO ITEM 401(E) OF REGULATION S-K.

In response to this comment, the Company has clarified the disclosure regarding Ms. Ponce to clarify that she has held her current position for all of the past five years.

26.

PLEASE DESCRIBE BRIEFLY ANY ARRANGEMENT OR UNDERSTANDING BETWEEN MS. PONCE AND ANY OTHER PERSON(S) (NAMING SUCH PERSON(S)) PURSUANT TO WHICH SHE WAS SELECTED AS A DIRECTOR OF THE COMPANY AS REQUIRED BY ITEM 401(A) OF REGULATION S-K. ALSO, PLEASE DESCRIBE BRIEFLY ANY ARRANGEMENT OR UNDERSTANDING BETWEEN MS. PONCE AND ANY OTHER PERSON(S) (NAMING SUCH PERSON(S)) PURSUANT TO WHICH SHE WAS SELECTED AS AN OFFICER OF THE COMPANY AS REQUIRED BY ITEM 401(B) OF REGULATION S-K.

In response to this comment, the Company has added the following additional disclosures to the discussion regarding Ms. Ponce:

“There is no arrangement or understanding between Ms. Ponce and any other person with respect to her becoming an officer and director or our company. She is not, nor has she been an officer or director of any other public company.”

EXECUTIVE COMPENSATION, PAGE 28

SUMMARY COMPENSATION TABLE, PAGE 28

27.

PLEASE REVISE TO UPDATE THE TABLE TO PROVIDE COMPENSATION INFORMATION FOR THE MOST RECENT FISCAL YEAR ENDING NOVEMBER 30, 2012, OR ADVISE. SEE ITEM 401(N) OF REGULATION S-K.

In response to this comment, the Company has corrected a typographical error in the Summary Compensation Table, which now refers to the fiscal year ended November 30, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 31

28.

STATE THE NAMES OF THE PROMOTER(S) OF THE COMPANY. SEE ITEM 404(C) OF REGULATION S-K.

In response to this comment, the Company has included a statement that “There are no promoters of our company.”

EXHIBITS

EXHIBIT 10.6

29.

PLEASE FILE A COMPLETE AND EXECUTED COPY OF THE AGREEMENT. WE NOTE THE BLANK SIGNATURE FOR THE COMPANY AND MISSING SCHEDULE A.

In response to this comment, the Company has updated Exhibit 10.6 to include the signature for the Company.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Maria Ponce

Maria Ponce

Enclosure (Acknowledgment by the Company)

Mascota Resources Corp.

PO Box 64, Calle Caolumbia 1014

Colonia 5 de Diciembre

Puerto Vallarta, Cp48351

Jalisco, Mexico

Via EDGAR

September 10, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  James Lopez

Re:	Mascota Resources Corp.
Registration Statement on Form S-1
Filed July 31, 2013
File No. 333-190265

Dear Mr. Lopez:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 27, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mascota Resources Corp.

By:	/s/ Maria Ponce
Maria Ponce
Chief Executive Officer